Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated June 28, 2024 in Amendment No. 1 to the Registration Statement on Form F-1 of Grande Group Limited, relating to the audit of the consolidated balance sheets of Grande Group Limited (the “Company”) as of March 31, 2024 and 2023, and the related consolidated statements of operations, shareholders’ equity (deficit), and cash flows for each of the years ended March 31, 2024 and 2023, and the related notes (collectively referred to as “financial statements”) included herein.

We also consent to the reference of WWC, P.C., as an independent registered public accounting firm, as experts in matters of accounting and auditing.

/s/ WWC, P.C.
WWC, P.C.
San Mateo, California	Certified Public Accountants
January 30, 2025	PCAOB ID No.1171